May 14, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mark P. Shuman

Gabriel Eckstein

Amanda Kim

Stephen Krikorian

Re:                             Marketo, Inc.

Registration Statement on Form S-1

File No. 333-187689

Acceleration Request

Requested Date:	May 16, 2013
Requested Time:	4:01 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Marketo, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-187689) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

MARKETO, INC.

By:	/s/ Phillip M. Fernandez
Phillip M. Fernandez
President and Chief Executive Officer

cc:                                Fred Ball, Marketo, Inc.
Sharon S. Zezima, Marketo, Inc.

Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C

Anthony J. McCusker, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP